UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MEGOLA INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

58517C 10 7

(CUSIP Number)

STEPHEN BROCK

5770 EL CAMINO ROAD

LAS VEGAS, NV 89118

(702) 222-9076

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.

  58517C 10 7

|   1  |

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Stephen Brock

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|   2  |

Check the Appropriate Box if a Member of a Group

(a)[ ]

(b)[ ]

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|   3  |

SEC Use Only

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|   4  |

Source of Funds

N/A

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|   5  |

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

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|   6  |

Citizenship or Place of Organization

United States

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| 7 |

Sole Voting Power

Number of

2,250,000

Shares Bene-                 -----------------------------------------------------------------------------------------------------

ficially

| 8 |

Shares Voting Power

Owned by Each

N/A

Reporting                      -----------------------------------------------------------------------------------------------------

Person With

| 9 |

Sole Dispositive Power

2,250,000

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|10 |

Shared Dispositive Power

N/A

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|  11  |

Aggregate Amount Beneficially Owned by Each Reporting Person

2,250,000

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|  12  |

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

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|  13  |

Percent of Class Represented by Amount in Row (11)

11%

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|  14  |

Type of Reporting Person

IN

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Item 1. Security and Issuer

This Schedule 13D/A relates to the common stock of Megola Inc., formerly SuperiorClean, Inc. (filings through 2003-10-01) (the "Company").  The principal executive offices of the Company are located at 446 Lyndock Street, Suite 102, Corunna, Ontario, Canada NON 1G0.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D/A is being filed by Stephen Brock.  Mr. Brock's business address is 5770 El Camino Road, Las Vegas, Nevada 89118.  Mr. Brock is the Chief Executive Officer, Secretary, Treasurer and a Director of Public Company Management Corporation, a reporting company.

(d)-(e)  During the last five years, Mr. Brock: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Brock is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

N/A

Item 4. Purpose of Transaction

N/A

Item 5. Interest in Securities of the Issuer

(a)

Stephen Brock beneficially owned 2,250,000 shares, or 11% of common stock of the Company as of July 31, 2003, consisting of 750,000 shares owned directly by Mr. Brock, 250,000 shares owned indirectly by Mr. Brock through GoPublicToday.com and 1,250,000 shares owned indirectly by Mr. Brock through Nevada Fund.  Mr. Brock is the President of GoPublicToday.com and Nevada Fund and is deemed to beneficially own the shares owned by GoPublicToday.com and Nevada Fund.  Mr. Brock determined his percentage ownership based on the Company's information statement on Schedule 14F filed with the SEC on September 9, 2003, which stated that the Company would have 20,478,593 shares of common stock issued and outstanding subsequent to the closing of the transaction discussed in paragraph (c), below.

(b)

Mr. Brock had the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by Mr. Brock.

(c)

Stephen Brock and Aldo Rotondi agreed to each return 1,250,000 shares of common stock of the Company for cancellation in connection with a Common Stock Purchaser Agreement dated July 31, 2003, as amended on September 2, 2003, that the Company entered into with Megola, Inc., a Canadian corporation ("Megola"), pursuant to which the Company acquired all of the issued and outstanding capital stock of Megola and the former shareholders of Megola acquired control of the Company from Mr. Brock and Mr. Rotondi.  Mr. Brock and Mr. Rotondi received an aggregate of $250,000 in cash and twelve-month, convertible promissory notes in the aggregate principal amount of $200,000 which bore interest at a rate of 6% per annum and had a conversion price of $0.10 per share.  The Megola shareholders were issued 13,389,593 shares of the Company's common stock in the transaction.

(d)

No other person had the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Brock.

(e)

N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 1(1)

Letter of Intent regarding the acquisition of Megola, Inc., a Canadian corporation, dated July 8, 2003.

Exhibit 2(2)

Common Stock Purchase Agreement between the Company and Megola, Inc., a Canadian corporation, dated July 31, 2003.

Exhibit 3(3)

Amendment to Common Stock Purchase Agreement between the Company and Megola, Inc., a Canadian corporation, dated September 2, 2003.

(1)

Filed as Exhibit 2.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 17, 2003, and incorporated herein by reference.

(2)

Filed as Exhibit 2.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on August 21, 2003, and incorporated herein by reference.

(3)

Filed as Exhibit 2.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 3, 2003, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2005

By:  /s/ Stephen Brock

Stephen Brock